UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)*

Andeavor

(Name of Issuer)

Common Stock, $0.16  2⁄3 par value

(Title of Class of Securities)

881609101

(CUSIP Number)

Paul L. Foster

123 W. Mills Avenue, Suite 600

El Paso, Texas 79901

(915) 504-7100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 881609101

1	NAME OF REPORTING PERSONS Paul L. Foster I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,473,767
	8	SHARED VOTING POWER 7,016,367
	9	SOLE DISPOSITIVE POWER 1,473,767
	10	SHARED DISPOSITIVE POWER 7,016,367
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,490,134
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (SEE ITEM 5) 5.4%
14	TYPE OF REPORTING PERSON (see instructions) IN

Explanatory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on June 8, 2017 (the “Schedule 13D”), relating to the common stock, par value $0.16 2⁄3 per share (“Common Stock”) of Andeavor, a Delaware corporation (the “Issuer”), beneficially owned by the Reporting Person. Only those items reported in this Amendment No. 1 are amended and all other items in the Schedule 13D remain unchanged. Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated as follows:

The response to Item 3 in the Schedule 13D is incorporated herein by reference.

The Reporting Person intends, as part of an effort to diversify his assets, to dispose of up to 1.5 million shares of Common Stock through brokered sales over the next year. He expects to commence these sales as early as December 5, 2017. The Reporting Person may also consider the sale of additional shares of Common Stock in public or private transactions at any time or the transfer, gift, pledge or other transactions to dispose of additional shares of Common Stock at any time, as he deems appropriate, in light of the Reporting Person’s ongoing evaluation of (a) the Reporting Person’s business and liquidity objectives, (b) the Issuer’s financial condition, business, operations, competitive position, prospects and/or share price, (c) industry, economic and/or securities markets conditions, (d) alternative investment opportunities and (e) other relevant factors (collectively, the “Investment Considerations”).

Irrespective of the foregoing, the Reporting Person intends to review its investment in the Issuer on a continuing basis and reserves the right to change its plans at any time, as it deems appropriate, in light of such person’s ongoing evaluation of the Investment Considerations. Without limiting the generality of the preceding sentence, the Reporting Person reserves the right (in each case, subject to any applicable restrictions under law or contract) to at any time or from time to time (i) in connection with the Reporting Person’s role as a member of the Board, have discussions with management and other stockholders of the Issuer from time to time, and make suggestions and give advice to the Issuer, including with respect to the strategic plans, assets, business, financial condition and capital structure of the Issuer, and/or (ii) encourage (including, without limitation, through communications with directors, management, and existing or prospective security holders, investors or lenders, of the Issuer, existing or potential strategic partners, industry analysts and other investment and financing professionals) the Issuer to consider or explore (A) sales or acquisitions of assets or businesses, or extraordinary corporate transactions, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries (including transactions in which the Reporting Person or one of its affiliates may be proposed as acquirers or as a source of financing), (B) changing the present board of directors of the Issuer, including changing the number or term of board members or filling existing vacancies on the board, (C) changes to the Issuer’s capitalization or dividend policy, (D) changing the Issuer’s charter, bylaws, or similar organizational instruments or taking other actions which may impede the acquisition of control of the Issuer by any person, (E) causing a class of the Issuer’s securities to be delisted from a national securities exchange or to become eligible for termination of registration pursuant to Section 12(g)(4) under the Exchange Act or (F) other changes to the Issuer’s business or structure.

As a member of the Issuer’s Board of Directors, the Reporting Person expects to receive grants of Common Stock or instruments convertible into or exercisable for Common Stock from time to time consistent with the Issuer’s compensation program for its non-employee directors.

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2017

By:	/s/ Paul L. Foster
	Name:	Paul L. Foster